                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No.333-70047), pertaining to the Key Employee Plan, May 1994 Stock Option Plan, 1994 General Stock Option Plan, 1997 Stock Option Plan for Qualifying Israel Employees, 1997 Executive Stock Option Plan and 1997 Stock Option Plan for U.S. Employees, of our report dated January 22, 2001, with respect to the consolidated financial statements of Paradigm Geophysical Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2000.


                                        /s/ Kost, Forer and Gabbay

Tel-Aviv, Israel                        KOST, FORER and GABBAY
June 28, 2001                           A member of Ernst & Young International